
November 18, 2013

Via E-mail
Ms. Sherry McKinzey
Chief Financial Officer
American International Industries, Inc.
601 Cien Street, Suite 235
Kemah, TX 77565-3077

      RE: **American International Industries, Inc.**
               Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2012
               Filed April 16, 2013 and September 5, 2013
               File No. 1-33640

Dear Ms. McKinzey:

We have reviewed your response letter dated October 30, 2013, and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations

Selling, General and Administrative, page 31

1. We note your response to comment 1 from our letter dated October 23, 2013. Please tell us the basis for your accounting for the 146,000 shares issued to a related party in exchange for property, citing the guidance you relied on.

Note 6 – Real Estate Held for Sale, page 50

2. We note your response to comment 4 from our letter dated October 23, 2013. Please tell us the details of the third party appraisal performed on February 11, 2013 including the valuation methodologies used as well as how the valuation of each individual condominium unit compared to its carrying value.

Note 9 – Intangible Assets, page 53

3. We note your response to comment 5 from our letter dated October 23, 2013. Please tell us how you determined the fair values presented for NPI and provide us with your significant assumptions.

4. In addition, it appears you have used the cost approach to value your reporting unit. This approach is usually used when valuing a single asset, for example a real estate property. Please tell us what consideration you gave to using an income approach to valuing the NPI reporting unit. For reference see ASC 350-20-35-24.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief